Merger of Hewitt and Aon
Creating the Global Leader in Human Capital Solutions
July 2010
Filed by Hewitt Associates, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Hewitt Associates, Inc.
Commission File No.: 001-31351

Proprietary & Confidential.  For Internal Aon Use Only.
Leading global brand and client service recognized worldwide
Combined Aon Hewitt segment revenues of $4.3 billion and 29,000 colleagues globally – larger than Mercer and Towers Watson
Complementary product portfolio across consulting, benefits outsourcing and HR BPO
Diversified presence (geography and products) across both large corporate and middle market clients
Strong cash flow generation provides increased financial flexibility
Significant cross-selling opportunities
Strategic Rationale – Aon Hewitt
The combination of Hewitt and Aon creates the global leader in human capital solutions and advice including:

Proprietary & Confidential.  For Internal Aon Use Only.
More than 30 countries
107 offices
23,000 associates / colleagues
Global Geographic Footprint
Hewitt
120 countries
500 offices
36,000 associates / colleagues
Aon

Proprietary & Confidential.  For Internal Aon Use Only.
Benefits
60%
Consulting Services
17%
Risk & Financial
Services
23%
Benefits Consulting
38%
Benefits Outsourcing
39%
Investment
Consulting
2%
HR BPO
11%
TOC/COMM
10%
Benefits Outsourcing
19%
Consulting Services
71%
Investment
Consulting &
Management
10%
The Competitive Landscape Shifts
Towers Watson Mercer
Total LTM Revenue: $3,373 mm Total LTM Revenue: $3,114 mm
Aon Hewitt
(HR Business Only)
Total LTM Revenue: $4,357 mm
U.S. / Latin
America
67%
Other
15%
EMEA / U.K.
18%
U.S.
47%
Other
36%
U.K.
17%
U.S.
59%
Canada
7%
Germany
5%
Netherlands
3%
U.K.
26%
Towers Watson Mercer
Total LTM Revenue: $3,373 mm
Total LTM Revenue: $3,114 mm
Aon Hewitt
(HR Business Only)
Total LTM Revenue: $4,357 mm

4
Proprietary & Confidential.  For Internal Aon Use Only.
Hewitt
Brand
Globally recognized as one of the foremost HR
consulting and outsourcing providers
Benefits
Outsourcing
Industry-leader in global large corporate
segment serving over 21 million participants
Health &
Benefits
Industry-leading strategies, data and analytics
and program management focused on large
corporate segment
Strengthens Combined Client-Serving Capabilities
Retirement
Top-3 retirement firm with broad based
capabilities across actuarial, pension risk,
defined contribution and investment consulting
Talent &
Human Capital
Global, full spectrum capabilities spanning
leadership, talent and performance, HR
effectiveness and corporate transactions
HR BPO
World’s largest HR BPO provider serving
approximately 700,000 participants
Compensation
Complete range of compensation and rewards
services backed by powerful research and data
Strong brand in middle market benefits
Approximately $200 million outsourcing practice
focused on middle market
Aon Consulting
One of the largest, wholly-owned networks of
worldwide offices with extensive specialized
global resources
Broad-based actuarial, pension risk and
investment consulting
US based practice focused on talent
management
Not serving HR BPO clients
Delivering a sector-based analytical approach
with industry-leading brands of Radford &
McLagan

Proprietary & Confidential.  For Internal Aon Use Only.
Complementary Revenue Streams
Extensive middle market client
base
Recognized as a strong provider
of HR consulting  and outsourcing
services
Aon
Strong presence in the large
market
Strong capabilities in outsourcing
World-class brand; amongst top
brands within the HR Consulting
industry
Hewitt
Combination creates industry-
leading product portfolio
High mix of recurring revenues
Business lines focused on
growth segments of the market
Aon Hewitt
Benefits
Admin
$191
   15%
Consulting
$1,075
   85%
Consulting
$1,012
33%
Benefits
Admin
$1,550
51%
HR BPO
$480
    16%
HR BPO
$480
   11%
Benefits
Admin
$1,741
   40%
Consulting
$2,087
49%
FY09 Consulting Revenue
$1.3 billion
FY09 Total Revenue
$3.0 billion
FY09 Consulting Revenue
$4.3 billion

Proprietary & Confidential.  For Internal Aon Use Only.
Transaction Terms:
Hewitt will merge with Aon for $50 per share, consisting, on a fully diluted basis, of
50% cash and 50% Aon stock, based on the closing price of Aon stock on July 9,
2010
Aggregate fully diluted equity value of the transaction is $4.9 billion consisting of
$2.45 billion of cash and the issuance of 64.0 million shares
Consideration reflects a multiple of 7.5x Hewitt’s FY2010 consensus estimates
EBITDA
Timing / Major Milestones:
We expect to close the transaction by mid-November
Major completion milestones:
- Prepare and file joint proxy statement / prospectus
- Receive regulatory approvals
- Receive stockholder approvals
Transaction Terms and Timing / Major Milestones

Proprietary & Confidential.  For Internal Aon Use Only.
Purchase
Price
Value
Creation
Combined
$4.9B
$1.5B
$6.4B
$1.5 billion of value creation
represents the combined
Discounted Cash Flow (DCF) value
of Hewitt plus synergies, less the
purchase price
Transaction creates significant
value through net run-rate
synergies of $355 million
Transaction utilizes additional
leverage against under-leveraged
Hewitt cash flow generation while
maintaining current investment
grade credit ratings
Expect to Create $1.5 billion of Shareholder Value

Proprietary & Confidential.  For Internal Aon Use Only.
Substantially strengthens the core strategy of Aon – to be the “Preeminent Professional
Services Firm” in the world focused on risk and people
Upon completion of the merger, Aon will be the global leader in Risk and Human Capital
Solutions
#1 ADVISOR ON RISK GLOBALLY
#1 Primary Insurance Brokerage
#1 Reinsurance Brokerage
#1 Captive Management
Leader in Affinity Programs
#1 IN HUMAN CAPITAL SOLUTIONS
#1 in Benefits Administration
#1 in HR Benefits Process Outsourcing
Leader in HR Consulting
–
Employee Benefits
–
Retirement
–
Investment Consulting
–
Compensation
Strengthens Aon Leadership Position in Risk and People
Market positions based on Business Insurance magazine
2009 Reader's Choice Awards.  Other sources: Nelson
Hall "HR Market Outsourcing Forecast 2009-2013“,
November 2009.

Proprietary & Confidential.  For Internal Aon Use Only.
Safe Harbor Statement
This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation
Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt to approve the proposed merger; the failure of the stockholders of Aon to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and
Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”).
See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended
December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Proprietary & Confidential.  For Internal Aon Use Only.
Proxy
This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and Hewitt.  In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website
(www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph
Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at
www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois
60069, Attention: Investor Relations.
Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and
Hewitt using the contact information above.